
July 11, 2013

<u>Via Email</u>
Davidi Jonas, CEO
Straight Path Communications Inc.
520 Broad Street
Newark, New Jersey 07102

      Re: Straight Path Communications Inc.
            Form 10-12(G)
            Filed May 6, 2013
            File No. 000-54951

Dear Mr. Jonas:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                            Sincerely,

                            /s/ Celeste M. Murphy for

                            Larry Spirgel
                            Assistant Director

cc: <u>Via Email</u>
        Dov T. Schwell, Esq.
        Schwell Wimpfheimer & Associates LLP